15047296

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GROUPARGENT SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

588 BROADWAY, SUITE 1010
(No. and Street)

NEW YORK (City) NY (State) 10012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Murray (646) 495-5144
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO. CPA
(Name –//individual, state last, first, middle name)

3150 140TH STREET, ROOM 6C (Address) FLUSHING (City) NY (State) 11354 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
19

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must he supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pierre-Georges Roy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GroupArgent Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

SHAEED M HOSSEIN
Notary Public - State of New York
NO. 01HO6298062
Qualified in Queens County
My Commission Expires Mar 10, 2018

Designated Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROUPARGENT SECURITIES, LLC

As of December 31, 2014

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GroupArgent Securities, LLC

We have audited the accompanying financial statements of GroupArgent Securities, LLC (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. GroupArgent Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GroupArgent Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of GroupArgent Securities, LLC's financial statements.

The supplemental information is the responsibility of GroupArgent Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Yin Shen Co., CPA

Flushing, New York
February 25, 2015

GROUPARGENT SECURITIES, LLC

Statement of Financial Condition

December 31, 2014

ASSETS

Cash	$	13,539
Accounts receivable		8,000
Other assets		943
Total assets	$	22,482

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable, accrued expenses, and other liabilities		4,000
Total liabilities		4,000
Members' Equity		
Members' Capital		65,657
Current year changes		(47,175)
Total members' equity		18,482
Total liabilities and members' equity	$	22,482

The accompanying notes are an integral part of these financial statements

GROUPARGENT SECURITIES, LLC

Statement of Income

for the Year Ended December 31, 2014

REVENUES:		
Fee income	$	359,815
Other income		3,258
Total Revenue		363,073
EXPENSES:		
Management fees	$	266,467
Salary and wages		60,899
Professional fees		20,785
Communications		16,692
Occupancy		29,349
Regulatory fees		4,844
Other expenses		11,212
Total Expenses		410,248
NET INCOME (LOSS)	$	(47,175)

The accompanying notes are an integral part of these financial statements

GROUPARGENT SECURITIES, LLC

Statement of Cash Flows

for the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)		$	(47,175)
Adjustments to reconcile net income to net cash used in operating activities:			
Accounts receivable	41,491		
Prepaid Expense	846		
Accounts payable, accrued expenses, and other liabilities	(1,500)		
Total adjustments			40,837
Net cash used in operating activities			(6,338)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Members' contribution			-
Net cash provided by financing activities			-
INCREASE IN CASH			(6,338)
CASH AT BEGINNING OF THE YEAR			19,877
CASH AT END OF THE YEAR			$13,539

The accompanying notes are an integral part of these financial statements

GROUPARGENT SECURITIES, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2014

		Member's Capital
Balance, January 1, 2014	$	65,657
Net Income(Loss)		(47,175)
Balance, December 31, 2014	$	18,482

The accompanying notes are an integral part of these financial statements

GROUPARGENT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

Note 1 – Nature of Business Operations

GroupArgent Securities LLC (the Company) was organized in New York in April 2005, and is a wholly owned subsidiary of GroupArgent, LLC (the Parent). The Company is a broker dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority – FINRA, and Securities Investor Protection Corporation – SIPC. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the Rule.

Note 2 – Significant Accounting Policy

(a) Basis of Presentation

The Company is engaged in the business of private placements of securities, strategic advisory services and mergers and acquisitions. The Company holds no customer funds or securities and does not participate in underwriting of securities. The financial statements reflect their own principal transactions and activities.

(b)Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) Unless otherwise disclosed.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

(d) Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The Company has adopted the indirect method of presenting the statement

of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2014. Company's cash is held by major financial institutions and were insured by the Federal Deposit Insurance Corporation.

(e) Revenue Recognition

The Company recognizes revenue from commissions and fees in the period they are received.

(f) Income Taxes

The Company is a limited liability company with a single parent. Accordingly, there is no provision for federal and state income taxes as the net income of the Company is included in the parent tax returns.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2014. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all years subsequent to 2009. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2014.

(g) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Fair Value Measurements

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities (subject to the standard, measured and reported at fair value) are classified and disclosed in one of the following categories:

Level 1 – Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 – Inputs are unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the asset or liability.

As of December 31, 2014, the Company reported cash and cash equivalents, receivables, prepaid expenses and accounts payable, and other liabilities at carrying values that approximate fair values because of the short maturity.

Note 3 - Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2014, the Company had net capital of $9,539, which was $4,539 in excess of regulatory requirement net capital of $5,000. The Company had an AI/NC ratio of 0.42 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

Note 4 – Concentrations and Economic Dependency

The Company's revenues are related to fees collected and there is no assurance of future revenues from these funds.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2014. As of December 31, 2014, there were no cash equivalent balances held in any accounts that were not fully insured.

Note 5 – Fair Value of Financial Instruments

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments

Note 6 – Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2014 the Company was in compliance with this rule.

Note 7 – Related Party Transactions

The Company paid management fees in the amount of $266,467 to its Parent during the period. The Company shares expenses with the Parent's facility to operate. These management fees are approximately 95% of the cost of rent, salaries and operating expenses.

Note 8 – Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2014, the Company was in compliance with this program.

Note 9 - Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition through the date of February 25, 2015 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustments to the financial statements.

GROUPARGENT SECURITIES, LLC

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2014

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

GROUPARGENT SECURITIES, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2014

NET CAPITAL		
Total partners' equity		$18,482
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		18,482
Deductions:		
Non-allowable assets		
Accounts receivable and prepaid expenses	(8,943)	(8,943)
		9,539
NET CAPITAL		$9,539
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses	4,000	4,000
Total aggregate indebtedness		$4,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		267
Minimum dollar required:		$5,000
Excess net capital		$4,539
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount		$3,539
Ratio: Aggregate indebtedness to net capital		0.42 to 1

GROUPARGENT SECURITIES, LLC

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31,2014)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$9,539
Adjustments:	-	-
Net capital per above		$9,539

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014

GROUPARGENT SECURITIES, LLC

Schedule II

Computation for Determination of Reserve Requirement
Under Rule 15c3-3 (Exemption)
As of December 31, 2014

"Exempt Under 15c3-3(k)(2)(i)"

The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company's minimum net capital requirement is $5,000.

GROUPARGENT SECURITIES, LLC

Schedule III

Information for Possession or Control Requirement
Under Rule 15C3-3 (Exemption)
For the Year Ended December 31, 2014

"Exempt Under 15c3-3(k)(2)(i)"

Pursuant to rule 15c3-3 relating to possession or control requirements, the Company has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2014 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3.The Company's minimum net capital requirement is $5,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
GroupArgent Securities, LLC

We have reviewed management's statements, included in the accompanying GroupArgent Securities, LLC's Exemption Report, in which (1) GroupArgent Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GroupArgent Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) GroupArgent Securities, LLC stated that GroupArgent Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GroupArgent Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GroupArgent Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Yin Shen Co. CPA

Flushing, New York
February 25, 2015

GroupArgent Securities, LLC

EXEMPTION REPORT
December 31, 2014

GroupArgent Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

GroupArgent Securities, LLC.

I, Pierre-Georges Roy, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Designated Principal

February 25, 2015